Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Meridian Gold announces fourth quarter 2006 results

    (All dollar amounts in U.S. currency)

    RENO, NV, Feb. 22 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce results for the quarter ended December 31, 2006. Meridian Gold continues its commitment to be the
Premier Value Gold Mining Company, with a focus on returns and a dedication to responsible mining, which is reflected in the fourth quarter results as follows:

    <<
    RESULTS:
    --------

    -  Quarterly net earnings of $6.5 million, or $0.06 per share, net of adjustments of $5.0 million, including: $1.2 million in G&A for CEO transition costs; $2.2 million in mark to market adjustments related to zinc positions; $1.6 million in increased ARO liabilities ($11.5 million, $0.12 per share, pre-adjustment)
    -  Gold production of 67,900 ounces at a net cash cost of $7 per ounce using the by-product method of calculating cash cost
    -  Operating cash flow of $25.4 million for the quarter
    -  Continued aggressive exploration campaign on the Mercedes project in
       Sonora, Mexico, which has delineated a total of nine veins
    -  Continued development at the Rossi JV project with Barrick
       Exploration; which remains on schedule for production in Q2 2007
    -  Commenced drill program and metallurgical testing at the Jeronimo project in Chile
    -  Successfully complied with the requirements of Section 404 of the
       Sarbanes-Oxley Act

    "During 2006 we made significant progress implementing Meridian Gold's strategy for long-term sustainable growth," commented Edward Dowling, Meridian
Gold's newly appointed President and Chief Executive Officer. "In Chile, we
successfully acquired and integrated the Minera Florida operations into our production portfolio, and we entered into a strategic joint venture with
CODELCO on the Jeronimo project. Throughout the year, our exploration team made further discoveries in Chile, at both El Penon and Minera Florida, and at our Mercedes project in Northern Mexico, which holds potential to be Meridian
Gold's next operating mine. We continue to strive towards being the Premier
Value Gold Mining Company."

    2006 El Penon Operations
    ------------------------

    Throughout 2006, significant capital projects at El Penon were underway to support the expansion of mining and processing rates to new levels of 2,800 tonnes per day. The mine has been transitioning from the older Quebrada Orito and Quebrada Colorado areas into the newer Cerro Martillo, Dorada, Providencia and Fortuna areas. During 2006 this blend of old and new was approximately 60%
and 40% respectively, transitioning as planned by year end to a blend of 55%
coming from older areas and 45% from newer areas. More than 31,000 meters were developed during the year in preparation to mine at the new rate beginning in the third quarter of 2007. Plant expansion projects are on schedule to be complete in the first quarter of 2007. Metal production is expected to be greater in the second half of 2007 versus the first half, as newer sectors come on line, increasing the blend to 60%. During the fourth quarter of 2006,
215,000 ore tonnes were mined, an increase of 8% over third quarter 2006 production. The total extraction rate for the quarter was 26% greater than budget for the fourth quarter of 2006 and 9% above plan for the full year
2006.

    <<
    2006 Year-End Reserves and Resources
    ------------------------------------

                                       Grade             Contained Metal
                      -------------------------------------------------------
                      Tonnes   Gold   Silver   Zinc    Gold   Silver   Zinc
                       (MM)    (g/t)   (g/t)   (%)    (K oz)  (K oz) (tonnes)
                      -------------------------------------------------------
    El Penon
    Proven and
     probable reserves   9.3     6.6     275       -   1,967  81,791       -
    Mineral Resources
      Measured and
       Indicated         3.6     8.1     208       -     935  24,021       -
       Inferred          2.5     7.9     263       -     626  20,759       -
    -------------------------------------------------------------------------
    Minera Florida
    Proven and
     probable reserves   2.2     5.3      27     1.5     369   1,878  31,252
    Mineral Resources
      Measured and
       Indicated         2.0     4.6      17     1.2     289   1,080  23,721
       Inferred          2.9     5.5      30     1.4     504   2,752  39,348
    -------------------------------------------------------------------------
    Rossi (40% share)
    Proven and
     probable reserves     -       -       -       -       -       -       -
    Mineral Resources
      Measured and
       Indicated         0.2    15.4       -       -     109       -       -
       Inferred          0.3    12.9       -       -     133       -       -
    -------------------------------------------------------------------------
    Esquel
    Proven and probable
     reserves              -       -       -       -       -       -       -
    Mineral Resources
      Measured and
       Indicated         4.7    15.0      23       -   2,286   3,523       -
       Inferred          0.9     9.9      21       -     274     575       -
    -------------------------------------------------------------------------
    Total - Meridian
     Share
    Proven and probable
     reserves           11.5     6.3     226     1.5   2,336  83,669  31,252
    Mineral Resources
      Measured and
       Indicated        10.5    10.7      85     1.2   3,619  28,624  23,721
       Inferred          6.6     7.2     114     1.4   1,537  24,086  39,348
    -------------------------------------------------------------------------

    For 2006, total Measured and Indicated Resources increased to 3.6 million ounces of gold versus 3.1 million ounces of gold for 2005 and silver increased to 28.6 million ounces in 2006 versus 22.0 million ounces in 2005. Total
Proven and Probable Reserves increased from 2.1 million ounces of gold in 2005 to 2.3 million ounces of gold in 2006 and silver increased to 83.7 million ounces versus 76.4 million ounces in 2005.  Prices per ounce assumed for calculating Mineral Reserves were $470 for gold and $7.50 for silver at both
El Penon and Minera Florida. The zinc price assumption for calculating Mineral
Reserves at Minera Florida was $1,600 per tonne. Mineral Resources for El
Penon were developed within a 3.9 gram per tonne gold equivalent grade shell.
At Minera Florida, the Mineral Resources were developed within a vein structure solid, using a 2.5 gram per tonne gold equivalent grade cutoff.
Mineral Reserves are relatively insensitive to a change in gold price.
    Barrick Gold Exploration Inc., the operator of the Rossi Project, has completed an updated Mineral Resource model with 2006 drill results; this model is currently awaiting an independent audit. Therefore, Meridian Gold is reporting the Mineral Resources for the project as they were stated in 2005.
An update will be made available once the audit is complete.

    Exploration Report
    ------------------

    At El Penon during the fourth quarter 2007, drilling was completed on 30 meter centers for infill drilling at the Providencia, Fortuna and Dominador veins. This infill drilling was used to complete the Mineral Resource and
Mineral Reserve calculations for 2006. At Al Este, drilling was completed on
60 meters centers and generated an Inferred Mineral Resource of 675,728 tonnes at 9.29 grams per tonne gold, 263.76 grams per tonne silver to total 201,871 ounces of gold and 5,370,329 ounces of silver. Infill drilling and additional exploration drilling in 2007 will expand this Mineral Resource and convert it to a Mineral Reserve.
    During the fourth quarter of 2006, the Company completed and filed the NI
43-101 technical report for the newly acquired Minera Florida mine in Chile.
This report was audited by Scott Wilson Roscoe Postle Associates Inc. and posted on www.sedar.com. Exploration in 2007 will focus on expanding the current Mineral Resource and converting a large part of it to a Mineral
Reserve.
    During the third quarter 2006, the Company acquired 56.7% of the Jeronimo
Deposit in Chile through a strategic joint venture with the Corporacion
Nacional del Cobre de Chile ("CODELCO"). A drilling program is now fully underway. There are 3 drills on site and 22,000 meters of drilling is planned for the first half of 2007. The Company expects metallurgical work to be underway during the first quarter 2007.
    The 100% Meridian Gold owned Mercedes project in Sonora, Mexico, continues to be a principal exploration target for the Company (see press release dated December 14, 2006). This project consists of over 70,000 hectares of mineral concessions and to-date 9 individual mineralized veins have been identified. A 20,000-plus meter drill program will be completed in
2007 with the objective of extending mineralization along strike and down dip of all of the veins.
    During the fourth quarter Meridian Gold signed an Earn In to Purchase
Agreement to acquire the Bon Sucesso project in the Goias state of Brazil.
This is Meridian Gold's first project in Brazil and we are excited about the project's potential. A trenching and drilling program is slated to commence in the first quarter of 2007.
    The Company's exploration team continues to explore the Millo project in
Peru with its joint venture partner Southwestern Resources Corporation; the La
Pepa project, in Northern Chile; and the Winnemucca Mountain project with joint venture partner Evolving Gold Corporation.

    Qualified Persons
    -----------------

    The reserves and resources of El Penon were prepared under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold, and have been audited by David Rennie, P. Eng. and Jim Pearson, P. Eng. of Scott Wilson
Roscoe Postle Associates Inc., all of whom are qualified persons as defined in
National Instrument 43-101 of the Canadian Securities Administrators.
    The reserves and resources of Minera Florida were prepared under the supervision of Greg Walker, P. Geo., an employee of Meridian Gold, and have been audited by Hrayr Agnerian, P.Geo and Jim Pearson, P.Eng. of Scott Wilson
Roscoe Postle Associates Inc., all of whom are qualified persons as defined in
National Instrument 43-101 of the Canadian Securities Administrators.
    The resources of Rossi were prepared under the supervision of Robert
Wheatley, P. Geo., an employee of Meridian Gold, who is a qualified person as defined in National Instrument 43-101.
    For the year end 2005, the Esquel reserves were removed from the Meridian
Gold reserve base due to continuing delays in permitting the project.
Resources were restated at a 5.0 g/t Au cutoff to reflect the probable change to an underground mining operation. The reported resources at a 5.0 g/t Au cutoff are taken from Tables 1.1 and 1.2 of the March 2003 Technical Report.
These resources may be affected by negotiations to address the community's objections to project development. The change in reserve and resource reporting was approved by Robin Young, P. Geo. of Western Services Engineering
Inc. as the independent Qualified Person who prepared the March 2003 Technical
Report. The March 2003 models were prepared under the supervision of Greg
Walker, P. Geo., an employee of Meridian Gold, who is a qualified person as defined in National Instrument 43-101.

    CAUTIONARY STATEMENT

    Certain statements in this 2006 fourth quarter announcement, financial statements for the period ending December 31, 2006 and management's discussion and analysis constitute "forward-looking statements" within the meaning of the
U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. When used herein, words such as "anticipate", "estimate", "believe", "expect", "predict",
"plan", "should",
    "may", "could" and other similar expressions are intended to identify forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company's Annual Information Form and other periodic filings. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, changes in the dollar exchange rate, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of impairment of assets, risk of hedging strategies, competition, and dependence on key management personnel.
Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.
    The Company's filings with the securities regulatory authorities in
Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

    Fourth Quarter Conference Call
    ------------------------------
    The Company will host its Fourth Quarter Results Conference Call at 9am
EST on Friday, February 23, 2007. The toll-free conference call dial-in number is 1-866-383-7998 and the international dial-in number is 617-597- 5329;
passcode for both dial-in numbers is 54919656. The conference call will be simultaneously web cast and archived at www.meridiangold.com in the Investor
Center. A replay of the call will be available until March 2, 2007; toll-free at 1-888-286-8010, locally and overseas at 617-801-6888; passcode for both dial-in numbers is 44003275.

    MANAGEMENT'S DISCUSSION AND ANALYSIS
    ------------------------------------
    The following discussion is limited to matters that, in the opinion of management of Meridian Gold Inc. ("Meridian Gold", "We" or the "Company"), are
material, and represents management's knowledge through the date of this press release, February 22, 2007.

    OPERATIONS

    El Penon
    --------
    During the fourth quarter of 2006, the plant expansion projects continued
to advance, with completion expected in the first quarter of 2007. The mine continued development of the Fortuna infrastructure, gaining access to the vein and advancing development towards the Providencia vein, as well as the ongoing work in the Cerro Martillo, Dorada, Quebrada Colorada and Quebrada
Orito veins. The mine expansion to 2,800 tonnes per day remains on schedule for completion during the third quarter 2007. Production during the fourth quarter of 2006 was 50,400 ounces of gold and 1.3 million ounces of silver, versus 75,600 ounces of gold and 1.6 million ounces of silver during the fourth quarter of 2005. The decrease in metal production is grade related, as we transition from higher gold and lower silver grades in older sectors such as Quebrada Colorada, to the newer sectors where grades approximate the average reserve grade. In addition, the mill feed was supplemented by stockpiled ore to offset the shortfall in ore tonnes mined from underground.
    During the fourth quarter of 2006, underground ore was mined from the
Cerro Martillo and Dorada structures (38%) and from Quebrada Colorada and
Quebrada Orito structures (62%). There were 215,170 ore tonnes mined from these sectors versus 218,900 tonnes mined during the same period of 2005. The daily extraction rate for fourth quarter of 2006 was 5,986 tonnes, which includes ore, development and non-mineralized material, and is a 22%
improvement as compared to the average rate of 4,890 tonnes during the same period of 2005, emphasizing the development focus. A total of 8,767 meters were developed, which includes drifting on the vein, access to the vein and vertical and horizontal development. This is a 25% increase as compared to
6,998 meters of total development in the fourth quarter of 2005. During 2007 more than 37,000 meters of total development are planned to sustain the new
2,800 tonne per day underground production rate.
    Mill throughput at El Penon was 240,400 tonnes or 2,613 tonnes per day for the fourth quarter of 2006, a 4% increase over production in the fourth quarter of 2005 of 232,000 tonnes or 2,520 tonnes per day, despite scheduled yearly maintenance shutdown of 4 days to replace mill liners and tie in expansion projects at the end of December 2006. Furthermore, there was completion or significant advancement in the mill expansion projects. The remaining projects are scheduled to be completed during the first quarter of
2007. Average gold mill head grades during the quarter were 6.9 grams per tonne of gold versus 10.6 grams per tonne of gold in the fourth quarter of
2005, and average silver mill head grades for the fourth quarter 2006 were 178 grams per tonne compared with 231 grams per tonne for the fourth quarter of
2005. The decrease in gold and silver grades was partially attributable to supplementing mill feed with lower grade open pit material from the stockpile as mine production ramps up to be in line with plant throughput.
    During the fourth quarter of 2006, the Fortuna underground ramp advanced to more than 500 meters in length and the vein was cross cut. Limited vein production is planned for the first quarter of 2007 and approval for full production is expected early in the second half of the year.
    During the fourth quarter of 2006, the two access tunnels to the
Providencia vein structure continued to advance. Access from the southern end of Quebrada Colorada had advanced 759 meters out of the planned total 820 meters, requiring only an additional 61 meters to access the vein. This access has been delayed slightly for dewatering and installation of the ventilation, utilities and the mine rescue center. Access from the Dorada structure advanced nearly 806 meters out of the planned total 1,320 meters. Once the
Providencia structure is reached, underground delineation drilling and testing work on the vein will commence.
    Net cash cost including by-product credits for the fourth quarter 2006 was ($2) per gold ounce versus $15 per gold ounce for the same period in 2005.
Total net production costs including depreciation, depletion and amortization were $95 per gold ounce for the fourth quarter of 2006, compared to $63 per gold ounce in the fourth quarter of 2005. The decrease in cash cost for fourth quarter of 2006 versus fourth quarter of 2005 is the result of higher silver prices, partially offset by lower production and higher costs for higher reagent and commodities prices and increased consumption due to increased throughput. (The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Minera Florida
    --------------

    Meridian Gold exercised its purchase option agreement and took control of
Minera Florida as of July 1, 2006. The information presented herein reflects the results from the date of acquisition. Historical comparisons are not presented.
    During the fourth quarter of 2006, Minera Florida's operations produced
17,500 ounces of gold, 75,400 ounces of silver and 910 tonnes of zinc contained in concentrate.
    The mine is currently sourcing underground ore principally from the Pedro
Valencia, Millenium and Lo Prat veins. Production from these structures provided 106,600 tonnes of ore during the fourth quarter of 2006. This production resulted in an average production rate of 1,160 tonnes of ore per day. The current mining method is sub-level open stoping. Development efforts are being directed at the Peumo and Berta vein structures as these will become important production zones for 2007. During the fourth quarter of 2006, 1,332 meters of development drifts were completed.
    Mill throughput at Minera Florida was 106,400 tonnes or 1,155 tonnes per day for the fourth quarter of 2006. The mill has a 3 stage crushing, grinding, flotation and leaching circuit to produce a dor bar followed by a separate production of a zinc concentrate. The material processed by the plant contained an average of 6.3 grams per tonne gold, 31 grams per tonne silver and 1.3% zinc.
    Net cash cost for the fourth quarter 2006 was $31 per gold ounce a decrease versus the forecast due to the timing of zinc sales. Total net production cost including depreciation, depletion and amortization was $296 per gold ounce for the fourth quarter of 2006. The Company continues to expect net cash costs to be in line with the forecasted amount of approximately $200 per gold ounce going forward. Zinc produced and sold in the quarter is reported as revenue. Zinc that has not been sold is included in inventory.
(The measurements for net cash cost and total net production cost are non-GAAP measurements. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    FINANCIAL RESULTS
    Fourth quarter 2006 vs. Fourth quarter 2005
    -------------------------------------------

    Meridian Gold reported net earnings for the three months ended December
31, 2006 of $6.5 million ($0.06 per share), compared to net earnings (pre-
impairment) of $12.0 million ($0.12 per share) for the same period in 2005.
The fourth quarter results for 2006 include non-cash expense of $3.8 million related to an increase in the Asset Retirement Obligation ("ARO") and a mark to market adjustment related to the zinc forward sales positions, which are further explained in the following paragraphs.
    Total revenue of $65.0 million in the fourth quarter of 2006 increased
$15.7 million or 32% over the fourth quarter revenue of 2005 of $49.3 million.
Gold revenue increased 22% from $36.2 million in the fourth quarter of 2005 to
$44.0 million for the fourth quarter of 2006 due to a higher realized gold price versus the previous year's quarter ($614 per ounce realized versus $497 per ounce or 24%). The decrease in ounces produced and sold (71,700 ounces for fourth quarter of 2006 versus 72,800 ounces for fourth quarter of 2005) was due to a 35% decrease in the gold grade at El Penon from 10.6 grams per tonne of gold in the fourth quarter of 2005 to 6.9 grams per tonne of gold in the same period in 2006, as explained in the operating section. However, this production decrease was partially offset by additional production from Minera
Florida of 17,500 ounces. The silver revenues increased 34% from $13.1 million to $17.5 million due to higher realized silver prices versus the previous year's quarter ($12.37 per ounce realized versus $8.28 per ounce), offset by a
13% decrease in silver ounces sold (1.4 million ounces versus 1.6 million ounces). The decrease in silver production was a result of lower silver grades being processed as a result of the mining sequences and feed from the stockpile material at El Penon, partially offset by the additional silver ounces being produced at Minera Florida. While the Company produced 910 tonnes of zinc and recorded $3.4 million in zinc for the fourth quarter of 2006, due to zinc inventories held over from the previous period. Zinc may not always be sold in the period produced because of contractual volume and shipping agreements.
    In the fourth quarter of 2006, cost of sales equaled $23.5 million, an increase of $8.7 million or 59% compared to cost of sales in the fourth quarter of 2005 of $14.8 million. This increase in cost of sales is partially due to the new costs related to the Minera Florida production of $4.8 million.
The remaining increase is primarily related to higher throughput at the El
Penon plan and higher plant and mining costs associated with increases in reagent and materials costs.
    Depreciation, depletion and amortization increased $5.9 million to $9.6 million, reflecting the additional charges from the Minera Florida mine ($4.6 million), along with increased depletion costs due to increased mine production occurring in higher capital cost areas of the El Penon mine.
    Exploration expense in the fourth quarter of 2006 was $8.6 million versus
$6.2 for the same period in 2005. In the fourth quarter of 2006, the Company continued its aggressive exploration activities in Chile at its El Penon and
Minera Florida properties. The Company also continued its exploration programs at the Millo project in Peru with its joint venture partner Southwestern
Resources Corporation; the La Pepa project, in Northern Chile; the Winnemucca
Mountain project with joint venture partner Evolving Gold Corporation; on the
Bon Sucesso project in Brazil and on the Mercedes property in Mexico.
    Selling, general and administrative expenses for the fourth quarter of
2006 were $6.2 million versus $5.1 million for the same period in 2005. This increase is largely due to the remaining expense of $1.2 million related to the portion of the incentive payment, restricted and option share awards and pension costs associated with the retirement of the previous CEO.
    Other expenses for the fourth quarter of 2006 of $3.8 million include
$1.6 million in expenses related to increases in the ARO liability by $2.6 million for the Royal Mountain King ("RMK") property, offset by a decrease of the ARO liability by $1.0 million for the Beartrack property. Also included in other expenses was the $2.2 million mark to market loss related to the zinc forward sales contracts for zinc entered into during the fourth quarter 2006, for 5,050 tonnes for delivery in 2007, 2008 and 2009. Both of these losses were non-cash losses. Mark to market adjustments changes as metal prices changes.
    Operating margins in the fourth quarter of 2006 were $13.3 million or 20%
of revenue including the ARO and mark to market adjustment as explained in the previous paragraph, compared to pre-impairment operating margins of $21.0 million or 43% of revenue in the fourth quarter of 2005 as detailed in the section below related to the 2005 impairment and in Table 1.
    Income tax expense in the fourth quarter of 2006 was $9.9 million or an effective rate of 60%, compared to a pre-impairment amount of $11.3 million or an effective tax rate of 48% in the fourth quarter of 2005, as detailed in the section below related to the 2005 impairment on Table 1. The increase in the effective rate is due to the effect of increased costs in jurisdictions where no tax benefit is available. The Company's statutory tax rate in Chile, including the mining tax and royalty, is approximately 36%. During the fourth quarter of 2006, Meridian Gold paid $15.5 million in cash taxes.
    Net earnings in the fourth quarter of 2006 of $6.5 million were 10% of revenue, compared to $12.0 million or 24%, pre-impairment, in the fourth quarter of 2005. This decrease is the result of additional higher proportional operating costs, increased selling, general and administrative costs and increased depreciation, depletion and amortization costs as explained above, partially offset by higher revenues due to higher realized average metals prices.
    Meridian Gold produced gold for a consolidated average of $7 per ounce in the fourth quarter of 2006 compared to a net cash cost of $15 per ounce in the same period of 2005, using by-product method of accounting. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    Year to date 2006 vs. Year to date 2005
    ---------------------------------------

    Total revenue of $240.0 million for the twelve months ended December 31,
2006 increased $65.7 million or 38% over the same period in 2005 of $174.3 million. Gold revenues increased 21% from $133.8 million in 2005 to $161.3 million for 2006. The higher realized gold price versus the previous year
($603 per ounce realized in 2006 versus $447 per ounce realized in 2005), was offset by a 11% decrease in gold ounces sold (299,300 ounces in 2005 versus
267,800 ounces in 2006). The decrease in ounces produced and sold was due to a
28% decrease in the gold grade processed at El Penon from 11.1 grams per tonne of gold in 2005 to 8.0 grams per tonne of gold in 2006. The silver revenues increased 84% from $40.5 million to $74.7 million due to higher realized silver prices versus the same period for the previous year ($11.46 per ounce realized versus $7.40 per ounce), in addition to a 19% increase in silver ounces sold (6.5 million ounces versus 5.5 million ounces). The increase in silver production was due to an increased proportion of ore coming from higher silver grade sections of the mine, mainly Dorada and Cerro Martillo, higher throughput at El Penon along with the additional ounces from Minera Florida.
    For the full year of 2006, cost of sales equaled $76.1 million, a 40%
increase of $21.7 million, compared to cost of sales in the same period of
2005 of $54.4 million. A portion of this increase was due to the new costs related to the Minera Florida production, equaling $11.0 million. The remaining increase was primarily related to higher tonnes mined at El Penon
(mainly development) and higher throughput in the mill, with the associated increases in reagent and materials usage costs.
    Depreciation, depletion and amortization increased $12.4 million to $28.1 million, reflecting the additional $8.4 million charges from the Minera
Florida mine. Increased depletion also resulted from the higher tonnes driven by the units of production method, along with production that occurred in higher capital cost areas of the mine at El Penon.
    Exploration expense for 2006 of $26.6 million was $1.6 million more than the exploration expense in the same period for 2005 of $25.0 million, primarily due to higher exploration spending in Chile at El Penon and Minera
Florida, and in Mexico at the Mercedes project.
    Selling, General and Administrative and other expenses for the full year
2006 were $22.7 million versus $13.9 for the full year of 2005. The increase is due, in part, to $6.7 million in expenses related to the incentive payment, restricted and option share awards and pension costs associated with the CEO succession process.
    Tax expense for the full year of 2006 was $45.6 million or an effective rate of 48% compared to $33.9 million before impairment or an effective tax rate of 46% for the full year of 2005. The increase in the effective tax rate was due to increased spending in tax jurisdictions with no offsetting tax benefit. The Company paid $43.4 million in cash taxes during 2006.
    Net earnings for the full year of 2006 were $48.6 million ($0.48 per share) or 20% of revenue compared to net earnings before impairment of $39.9 million ($0.40 per share) or 23% of revenue for the full year of 2005. The increase in net earnings was primarily related to higher silver production, higher realized prices for both gold and silver and the additional production from the Minera Florida property, partially offset by the lower gold production from the El Penon mine and higher costs, as explained above.
    Meridian Gold produced gold for a consolidated net cash cost average of
($22) per gold ounce for the full year of 2006 compared to a net cash cost average of $38 per ounce for the full year 2005, using by-product method of accounting. (The measurement for net cash cost is a non-GAAP measurement. An explanation and reconciliation of these measurements can be found at the end of the management's discussion and analysis section of this report.)

    2005 Impairment Details
    -----------------------

    Based on the information presented above and due to the mentioned write-
down of the Esquel property in 2005, all financial information presented for
2005 in this document are presented to reflect both results prior to the accounting for impairment and including the impairment where applicable. In some instances, the effect of the impairment may be located in the notes to the tables.
    The $550.2 million write-down, as shown in the "Impairment of Mining
Property & Other" line below (table 2), consists of $542.8 million from the
Esquel property and $7.4 million related to the addition to the Asset
Retirement Obligation (ARO) liability associated with future reclamation costs for the Beartrack property, which ceased operations in 2000. The impaired amounts are offset by the $163.9 million elimination of the future tax liability that was booked in association with the Esquel property, as shown in income tax in the impairment column. The following tables demonstrate a pro-
forma income statement with the effect of the impairment on net income shown.
All numbers are shown rounded to the nearest million.

    TABLE 1                                     For the 12 months ended
    -------                                        December 31, 2005
                                           ----------------------------------
                                              Pre-
                                           Impairment                 GAAP
                                           (non-GAAP)  Impairment   Reported
    Revenue                                $   174.3               $   174.3

    Cost of Sales                              (54.4)                  (54.4)
    Depr., Depl. & Amort.                      (15.7)                  (15.7)
    Exploration                                (25.0)                  (25.0)
    Selling, General & Admin.                  (13.9)                  (13.9)
    Impairment of Mining Property & Other        1.5      (550.2)     (548.7)
                                           ----------------------------------
    Total Cost & Expense:                  $  (107.5)  $  (550.2)  $  (657.7)
                                           ----------------------------------
                                           ----------------------------------
    Earnings before the following          $    66.8   $  (550.2)  $  (483.4)
                                           ----------------------------------

    Interest Income                              6.9                     6.9
    Gain (Loss) on Sale of Assets                0.1                     0.1

                                           ----------------------------------
    Earnings (Loss) before Taxes           $    73.8   $  (550.2)  $  (476.4)
                                           ----------------------------------

    Income tax benefit (expense)               (33.9)      163.9       130.0

                                           ----------------------------------
    Net Earnings (Loss)                    $    39.9   $  (386.3)  $  (346.4)
                                           ----------------------------------

    LOOKING AHEAD

    For 2007, the Company plans to produce a total of approximately 320,000 ounces of gold ounces and just over 9 million ounces of silver at a negative net cash cost of approximately ($50) per ounce, assuming a $12 silver price.
At Minera Florida, the Company plans to produce 65,000 ounces of gold, 380,000 ounces of silver and 3,000 tonnes of zinc contained in concentrate at a net cash cost of approximately $175 per ounce. At El Penon, the Company expects to produce 230,000 ounces of gold and 8.7 million ounces of silver, with a greater portion produced during the second half of the year as the expansions projects are completed. At Rossi, the Company expects to produce approximately
25,000 ounces of gold once production begins in the second quarter of 2007.
Since the Company accounts for silver and zinc revenue as a by-product when calculating the net cash cost, the net cash cost is sensitive to the fluctuations in the market prices of these metals.

    Liquidity
    ---------
    Cash balances, including restricted cash, short-term and long-term investments, decreased to $214.7 million as of December 31, 2006 compared to
$281.5 million as of the same date in 2005. The decrease is due to the purchase of Minera Florida S.A. for $100.0 million and the purchase of Agua de la Falda S.A. for $20.0 million. The cash balance decrease was offset by cash generated by operations. Working capital decreased to $174.5 million at
December 31, 2006 from $265.4 million at December 31, 2005, mainly due to the cash outflows as explained above.
    Cash to meet the Company's operating needs, finance capital expenditures and acquisitions, and fund exploration activities during the fourth quarter of
2006 was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $25.4 million in the fourth quarter of 2006 compared to $26.7 million in the fourth quarter of 2005.

    Capital Resources
    -----------------
    Anticipated cash requirements for 2007 include approximately $35.0 million for planned capital expenditures at El Penon (which includes approximately $27.0 million in mine development, as the mine continues with the project of expanding its mining production rate from 2,000 to 2,800 tonnes per day), as well as developing accesses and infrastructure for the
Providencia sector structure, development of the Fortuna structure, and the access to the Al Este vein structure. Planned capital expenditures for Minera
Florida are $15.0 million, which are related to mine development and plant expansion capital. An additional estimated $9.0 million will be required to fund capital expenditures at Rossi, Agua de la Falda and other Meridian Gold projects and locations.
    Exploration is at the heart of Meridian Gold's organic growth strategy and will continue to be an important focus throughout the year. Meridian Gold plans to spend approximately $26.0 million in 2007 to fund exploration.
    The Company believes that the planned capital and exploration requirements will be funded by existing operating cash flows, current cash and investments. Should the Company decide to develop other exploration and development properties, additional capital might be required. If additional funds are necessary, management believes such funds may be borrowed from third parties or raised by issuing shares of Meridian Gold; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.

    Changes in Accounting Policies and Presentation

    Silver Revenue and Refining Costs
    ---------------------------------

    Commencing January 1, 2006, the Company recognizes silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in the price of silver. The Company previously recognized silver sales as a by-product and reported its silver revenue with cost of sales. The
Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January 1, 2006, both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and twelve months ended December 31, 2005 have been increased by $13.7 million
($13.1 million silver revenue, $0.6 million refining expenses) and $42.5 million ($40.5 million silver revenue, $2.0 million refining expenses), respectively, from the amounts previously reported.

    Other

    Certain balance sheet amounts in the prior period have been reclassified to conform to presentation adopted in the current period.

    Summary of Quarterly Results

    (Unaudited and expressed in millions of US dollars, except per share data)

                                                    2006
                               ----------------------------------------------
                                      Q4          Q3          Q2          Q1
                                      --          --          --          --
    Revenue                        $65.0       $62.2       $57.3       $55.5
    Pre-impairment net
     earnings(1)                     6.5         5.7        18.8        17.6
    Net earnings (loss)              6.5         5.7        18.8        17.6

    Basic earnings per share,
     pre-impairment(2)             $0.06       $0.06       $0.19       $0.18
    Diluted earnings per share
     pre-impairment                 0.06        0.06        0.19        0.18
    Basic earnings (loss) per
     share(2)                      $0.06       $0.06       $0.19       $0.18
    Diluted earnings (loss)
     per share                      0.06        0.06        0.19        0.18

                                                    2005
                               ----------------------------------------------
                                      Q4          Q3          Q2          Q1
                                      --          --          --          --
    Revenue                        $49.3       $42.2       $40.9       $41.9
    Pre-impairment net
     earnings(1)                    12.3         9.0         9.1         9.8
    Net earnings (loss)           (374.3)        9.0         9.1         9.8

    Basic earnings per share,
     pre-impairment(2)             $0.12       $0.09       $0.09       $0.10
    Diluted earnings per share
     pre-impairment                 0.12        0.09        0.09        0.10
    Basic earnings (loss) per
     share(2)                     ($3.73)      $0.09       $0.09       $0.10
    Diluted earnings (loss)
     per share                     (3.73)       0.09        0.09        0.10

    (1) Pre-impairment net earnings is a non-GAAP measure and is equal to net earnings (loss) before impairment of mineral properties and other in the net amount of $386.3 million recorded in the fourth quarter of
        2005
    (2) Quarterly amounts do not sum to full year amounts due to rounding

    Outstanding Share Data

    As at December 31, 2006 101,090,400 (December 31, 2005 - 100,233,173)
common shares were outstanding and 827,497 stock options were outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$26.79 per share, of which 609,870 were exercisable with expiry dates between January 2007 and March 2016.

    Non-GAAP Measures

    Meridian Gold has provided measures of "net cash cost per gold ounce",
"total net cost per gold ounce", "cash cost per gold equivalent ounce" and
"total cost per gold equivalent ounce", which are included in this document.
Net cash cost per gold ounce is determined according to the Gold Institute
Standard and consists of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties (the Chilean royalty tax is not included as it is considered an income tax), net of silver and/or zinc by-product credits, but does not include capital, exploration, depreciation, reclamation and financing costs.
Total net cash cost per gold ounce is total net cash costs divided by gold ounces produced. Total net cost consists of "total net cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total net costs per gold ounce are total net costs divided by gold ounces produced. Cash costs are equivalent to net cash cost adding back the silver by-product credit. Cash cost per gold equivalent ounce is total cash cost divided by the total of the gold ounces plus silver ounces converted to an equivalent amount of gold as determined by the ratio of the gold price per ounce divided by the silver price per ounce. Total cost consists of "total cash cost" plus depreciation, depletion, amortization and reclamation expenses. Total cost per gold equivalent ounce is "total cost" divided by the gold equivalent ounces produced.
    The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), stakeholders use non-GAAP measures to evaluate the Company's performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, and therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non- GAAP measures is explained below.

                                                  Fourth Quarter 2006
                                           ----------------------------------
    Non-Gaap                                  Minera                 Consol-
    Reconciliation                           Florida    El Penon      idated
                                             -------    --------     -------
    -------------------------------------------------------------------------
    By-Product method of calculating cost
    -------------------------------------
     per ounce
     ---------
    Cost of sales (Before depreciation,
     depletion and amortization)                                       $23.5
    Less reclamation                                                   ($0.7)
    Net cost of sales (Before
     depreciation, depletion and
     amortization                               $4.8       $18.0       $22.8
    Silver revenues                             (0.8)      (17.1)      (17.9)
    Zinc revenues                               (3.4)          -        (3.4)
    Other                                       (0.1)       (1.0)       (1.0)
    -------------------------------------------------------------------------
    Total net cash costs                         0.5        (0.1)        0.5
    Gold production in ounces from
     active properties                        17,507      50,367      67,874
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce          $31         ($2)         $7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                         0.5        (0.1)        0.5
    Depreciation, depletion and
     amortization from operations                4.6         4.9         9.5
    -------------------------------------------------------------------------
    Total net cost                              $5.2        $4.8       $10.0
    Gold production in ounces from active
     properties                               17,507      50,367      67,874
    -------------------------------------------------------------------------
    Total net cost per gold ounce               $296         $95        $147
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of calculating cost per ounce
    ----------------------------------------------------------
    (zinc as by-product)
    --------------------

    Gold production in ounces from active
     properties                               17,507      50,367      67,874
      Silver Ounce conversion Factor:           48.7        48.7        48.7
        Gold Price (avg. London PM fix)    $     613   $     613   $     613
        Silver Price (avg. London fix)     $   12.58   $   12.58   $   12.58
        Silver Ounces from active
         properties                           75,357   1,261,979   1,337,336
    Converted Silver Ounces
     (ounces/factor)                           1,546      25,889      27,435
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                    19,053      76,256      95,309
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                               $4.8       $18.0       $22.8
    Zinc revenues                              ($3.4)          -       ($3.4)
    Other                                       (0.1)       (1.0)       (1.0)
    -------------------------------------------------------------------------
    Total Cash Cost                              1.3        17.0        18.4
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product)                  $70        $223        $193
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                             $1.3       $17.0       $18.4
    Depreciation, depletion and
     amortization from operations                4.6         4.9         9.5
    -------------------------------------------------------------------------
    Total Cost                                   6.0        21.9        27.9
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)                $314        $287        $293
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                   Fourth Quarter 2005
                                           ----------------------------------
    Non-Gaap                                  Minera                 Consol-
    Reconciliation                           Florida    El Penon      idated
                                             -------    --------     -------
    -------------------------------------------------------------------------
    By-Product method of calculating cost
    -------------------------------------
     per ounce
     ---------
    Cost of sales (Before depreciation,
     depletion and amortization)                   -                   $14.8
    Less reclamation                                                   ($0.1)
    Net cost of sales (Before
     depreciation, depletion and
     amortization                                          $14.7       $14.7
    Silver revenues                                -       (13.1)      (13.1)
    Zinc revenues                                  -           -         0.0
    Other                                          -        (0.6)       (0.6)
    -------------------------------------------------------------------------
    Total net cash costs                           -         1.1         1.1
    Gold production in ounces from
     active properties                             -      75,593      75,593
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce            -         $15         $15
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                           -         1.1         1.1
    Depreciation, depletion and
     amortization from operations                  -         3.6         3.6
    -------------------------------------------------------------------------
    Total net cost                                 -        $4.7        $4.7
    Gold production in ounces from active
     properties                                    -      75,593      75,593
    -------------------------------------------------------------------------
    Total net cost per gold ounce                  -         $63         $63
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of calculating cost per ounce
    ----------------------------------------------------------
    (zinc as by-product)
    --------------------

    Gold production in ounces from active
     properties                                    -      75,593      75,593
      Silver Ounce conversion Factor:              -        60.3        60.3
        Gold Price (avg. London PM fix)    $       -   $     484   $     484
        Silver Price (avg. London fix)     $       -   $    8.03   $    8.03
        Silver Ounces from active
         properties                                -   1,612,306   1,612,306
    Converted Silver Ounces
     (ounces/factor)                               -      26,750      26,750
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                         -     102,343     102,343
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                                  -       $14.7       $14.7
    Zinc revenues                                  -           -        $0.0
    Other                                          -        (0.6)       (0.6)
    -------------------------------------------------------------------------
    Total Cash Cost                                -        14.2        14.2
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product)            $       -        $138        $138
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                                -       $14.2       $14.2
    Depreciation, depletion and
     amortization from operations                  -         3.6         3.6
    -------------------------------------------------------------------------
    Total Cost                                     -        17.8        17.8
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)           $       -        $174        $174
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                            Twelve months ended Dec 31, 2006
                                           ----------------------------------
    Non-Gaap                                  Minera                 Consol-
    Reconciliation                           Florida    El Penon      idated
                                             -------    --------     -------
    -------------------------------------------------------------------------
    By-Product method of calculating cost
    -------------------------------------
     per ounce
     ---------
    Cost of sales (Before depreciation,
     depletion and amortization)                                       $76.1
    Less reclamation                                                   ($1.3)
    Net cost of sales (Before
     depreciation, depletion and
     amortization)                             $11.0       $63.8       $74.8
    Silver revenues                             (1.6)      (73.1)      (74.7)
    Zinc revenues                               (3.9)          -        (3.9)
    Other                                       (0.1)       (2.1)       (2.2)
    -------------------------------------------------------------------------
    Total net cash costs                         5.4       (11.4)       (6.0)
    Gold production in ounces from
     active properties                        37,968     230,145     268,113
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce         $144        ($50)       ($22)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                         5.4       (11.4)       (6.0)
    Depreciation, depletion and
     amortization from operations                8.4        19.4        27.8
    -------------------------------------------------------------------------
    Total net cost                             $13.8        $8.0       $21.8
    Gold production in ounces from
     active properties                        37,968     230,145     268,113
    -------------------------------------------------------------------------
    Total net cost  per gold ounce              $364         $35         $81
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of
    -------------------------------
     calculating cost per ounce (zinc
     --------------------------------
     as by-product)
     --------------

    Gold production in ounces from
     active properties                        37,968     230,145     268,113
      Silver Ounce conversion Factor:           52.3        52.3        52.3
        Gold Price (avg. London PM fix)    $     603   $     603   $     603
        Silver Price (avg. London fix)     $   11.54   $   11.54   $   11.54
    Silver Ounces from active properties     135,463   6,428,913   6,564,376
    Converted Silver Ounces
     (ounces/factor)                           2,590     122,940     125,531
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                    40,558     353,085     393,644
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                              $11.0       $63.8       $74.8
    Zinc revenues                              ($3.9)          -       ($3.9)
    Other                                       (0.1)       (2.1)       (2.2)
    -------------------------------------------------------------------------
    Total Cash Cost                              7.0        61.7        68.7
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)          $174        $175        $175
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                             $7.0       $61.7       $68.7
    Depreciation, depletion and
     amortization from operations                8.4        19.4        27.8
    -------------------------------------------------------------------------
    Total Cost                                  15.4        81.1        96.5
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)                $380        $230        $245
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                            Twelve months ended Dec 31, 2005
                                           ----------------------------------
    Non-Gaap                                  Minera                 Consol-
    Reconciliation                           Florida    El Penon      idated
                                             -------    --------     -------
    -------------------------------------------------------------------------
    By-Product method of calculating cost
    -------------------------------------
     per ounce
     ---------
    Cost of sales (Before depreciation,
     depletion and amortization)                   -                   $54.4
    Less reclamation                                                   ($0.4)
    Net cost of sales (Before
     depreciation, depletion and
     amortization)                                         $54.0       $54.0
    Silver revenues                                -       (40.8)      (40.8)
    Zinc revenues                                  -           -         0.0
    Other                                          -        (1.6)       (1.6)
    -------------------------------------------------------------------------
    Total net cash costs                           -        11.6        11.6
    Gold production in ounces from
     active properties                             -     303,509     303,509
    -------------------------------------------------------------------------
    Total net cash costs per gold ounce            -         $38         $38
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total net cash costs                           -        11.6        11.6
    Depreciation, depletion and
     amortization from operations                  -        15.2        15.2
    -------------------------------------------------------------------------
    Total net cost                                 -       $26.8       $26.8
    Gold production in ounces from
     active properties                             -     303,509     303,509
    -------------------------------------------------------------------------
    Total net cost  per gold ounce                 -         $88         $88
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Gold equivalent ounce method of
    -------------------------------
     calculating cost per ounce (zinc
     --------------------------------
     as by-product)
     --------------

    Gold production in ounces from
     active properties                             -     303,509     303,509
      Silver Ounce conversion Factor:              -        60.8        60.8
        Gold Price (avg. London PM fix)    $       -   $     445   $     445
        Silver Price (avg. London fix)     $       -   $    7.31   $    7.31
    Silver Ounces from active properties           -   5,537,784   5,537,784
    Converted Silver Ounces
     (ounces/factor)                               -      91,022      91,022
    -------------------------------------------------------------------------
    Gold Equivalent Ounces                         -     394,531     394,531
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cost of Sales                                  -       $54.0       $54.0
    Zinc revenues                                  -           -        $0.0
    Other                                          -        (1.6)       (1.6)
    -------------------------------------------------------------------------
    Total Cash Cost                                -        52.4        52.4
    -------------------------------------------------------------------------
    Total cash cost per gold equivalent
     ounce (zinc as by-product credit)     $       -        $133        $133
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Total Cash Cost                                -       $52.4       $52.4
    Depreciation, depletion and
     amortization from operations                  -        15.2        15.2
    -------------------------------------------------------------------------
    Total Cost                                     -        67.6        67.6
    -------------------------------------------------------------------------
    Total Cost per gold equivalent ounce
     (zinc as by-product credit)           $       -        $171        $171
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                             Meridian Gold Inc.
                               Operating Data
          (Unaudited and dollar amounts expressed in U.S. currency)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
                                    2006        2005        2006        2005
                               ----------------------  ----------------------
    El Penon Mine
      Gold production (ounces)    50,367      75,593     230,145     303,509
      Silver production
       (ounces)                1,261,978   1,672,306   6,428,905   5,537,784
      Tonnes ore mined
       (thousands)                   215         219         861         913
      Mill tonnes processed
       (thousands)                   240         232         935         880
      Avg. mill gold ore grade
       (grams/tonne)                 6.9        10.6         8.0        11.1
      Avg. mill silver ore
       grade (grams/tonne)           178         231         231         211
      Mill gold recovery             96%         96%         95%         96%
      Mill silver recovery           92%         94%         93%         93%

      Net cash cost of
       production per gold
       ounce                   $      (2)  $      15   $     (50)  $      38
      Total net production
       cost per gold ounce     $      95   $      63   $      35   $      88

      Cash cost of
       production per gold
       equivalent ounce        $     223   $     138   $     175   $     133
      Total production cost
       per gold equivalent
       ounce                   $     287   $     174   $     230   $     171

    Minera Florida Mine
      Gold production (ounces)    17,507           -      37,968           -
      Silver production
       (ounces)                   75,357           -     135,463           -
      Zinc production (tonnes)       909                   1,921
      Tonnes ore mined
       (thousands)                   107           -         212           -
      Mill tonnes processed
       (thousands)                   106           -         216           -
      Avg. mill gold ore grade
       (grams/tonne)                 6.3           -         6.8           -
      Avg. mill silver ore
       grade (grams/tonne)            31           -          27           -
      Avg. mill zinc ore grade
       (percentage)                 1.3%                    1.5%
      Mill gold recovery             81%           -         81%           -
      Mill silver recovery           72%           -         72%           -
      Total zinc recovery            68%                     65%

      Net cash cost of
       production per gold
       ounce                   $      31   $       -   $     144   $       -
      Total net production
       cost per gold ounce     $     296   $       -   $     364   $       -

      Cash cost of
       production per gold
       equivalent ounce        $      70   $       -   $     174   $       -
      Total production cost
       per gold equivalent
       ounce                   $     314   $       -   $     380   $       -

    Beartrack Mine
      Gold production - heap
       leach (ounces)                                        209         200

    Company Totals
      Ounces of gold produced     67,874      75,593     268,322     303,709
      Ounces of gold sold         71,674      72,810     267,831     299,284
      Ounces of silver sold    1,417,442   1,580,797   6,518,698   5,474,601
      Avg. realized gold price
       per ounce               $     614   $     497   $     603   $     447
      Avg. realized silver
       price per ounce         $   12.37   $    8.28   $   11.46   $    7.40
      Net cash cost of
       production per gold
       ounce                   $       7   $      15   $     (22)  $      38
      Total net cost of
       production per gold
       ounce                   $     147   $      63   $      81   $      88

      Cash cost of
       production per gold
       equivalent ounce        $     193   $     138   $     175   $     133
      Total production cost
       per gold equivalent
       ounce                   $     293   $     174   $     245   $     171

                             Meridian Gold Inc.
                     Interim Consolidated Balance Sheets
             (Unaudited and expressed in millions of US dollars)

                                                   December 31   December 31
                                                          2006          2005
                                                   ------------  ------------
                                                                 (Restated -
                                                                      note 2)
    Assets
    Current assets
      Cash and cash equivalents                      $    92.8     $    58.3
      Short-term investments                              84.0         209.3
      Restricted cash                                     13.8          13.9
      Trade and other receivables                          6.2           1.2
      Inventory                                            7.0           7.1
      Future income taxes - current                        0.5           0.3
      Other current assets                                15.7          10.0
                                                   ------------  ------------
    Total current assets                                 220.0         300.1

    Mineral property, plant and equipment, net           276.1          89.6
    Other assets                                          31.8          11.0
                                                   ------------  ------------
    Total assets                                     $   527.9     $   400.7
                                                   ------------  ------------
                                                   ------------  ------------

    Liabilities and Shareholders' Equity
    Current liabilities
      Accounts payable, trade and other              $    20.1     $    13.4
      Accrued and other liabilities                       25.4          21.3
                                                   ------------  ------------
    Total current liabilities                             45.5          34.7

    Future income taxes                                   17.6          12.4
    Other long-term liabilities                          103.4          67.5
                                                   ------------  ------------
    Total liabilities                                    166.5         114.6

    Non-controlling interest                              15.3             -
    Shareholders' equity (note 5)                        346.1         286.1
                                                   ------------  ------------

    Total liabilities and shareholders' equity       $   527.9     $   400.7
                                                   ------------  ------------
                                                   ------------  ------------

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
                    Consolidated Statements of Operations
             (Unaudited and expressed in millions of US dollars,
                           except per share data)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
                                    2006        2005        2006        2005
                               ----------------------  ----------------------
                                           (Restated               (Restated
                                            - note 2)               - note 2)

    Revenue                    $    65.0   $    49.3   $   240.0   $   174.3

    Costs and expenses
      Cost of sales before
       depreciation, depletion
       and amortization             23.5        14.8        76.1        54.4
      Depreciation, depletion
       and amortization              9.6         3.7        28.1        15.7
      Exploration                    8.6         6.2        26.6        25.0
      Selling, general and
       administrative (note 9)       6.2         5.1        22.7        13.9
      Other                          3.8       548.7         4.6       548.7
                               ----------------------  ----------------------
                                    51.7       578.5       158.1       657.7
                               ----------------------  ----------------------

    Earnings before the
     following                      13.3      (529.2)       81.9      (483.4)

    Interest income                  3.0         2.3        12.2         6.9
    Gain on sale of assets           0.1           -         0.1         0.1
                               ----------------------  ----------------------
    Earnings before taxes           16.4      (526.9)       94.2      (476.4)

    Income tax (expense)
     benefit                        (9.9)      152.6       (45.6)      130.0
                               ----------------------  ----------------------

    Net earnings (loss)        $     6.5   $  (374.3)  $    48.6   $  (346.4)
                               ----------------------  ----------------------
                               ----------------------  ----------------------

    Earnings(loss)  per share
      Basic                    $    0.06   $   (3.73)  $    0.48   $   (3.47)
      Diluted                  $    0.06   $   (3.73)  $    0.48   $   (3.47)

    Weighted average shares
     outstanding (in millions)
      Basic                        101.1       100.2       100.8        99.9
      Diluted                      101.4       100.2       101.2        99.9

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
       Interim Consolidated Statements of Retained Earnings (Deficit)
             (Unaudited and expressed in millions of US dollars)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
                                    2006        2005        2006        2005
                               ----------------------  ----------------------

    Balance at beginning of
     period                    $  (124.3)  $   207.9   $  (166.4)  $   180.0
    Net earnings (loss)              6.5      (374.3)       48.6      (346.4)

                               ----------------------  ----------------------
    Balance at end of period   $  (117.8)  $  (166.4)  $  (117.8)  $  (166.4)
                               ----------------------  ----------------------
                               ----------------------  ----------------------

    See accompanying notes to interim consolidated financial statements

                             Meridian Gold Inc.
                Interim Consolidated Statements of Cash Flows
             (Unaudited and expressed in millions of US dollars)

                                  Three Months Ended     Twelve Months Ended
                                      December 31             December 31
                                    2006        2005        2006        2005
                               ----------------------  ----------------------
    Cash flow from (used in)
     operating activities
      Net earnings (loss)      $     6.5   $  (374.3)  $    48.6   $  (346.4)
      Non-cash items:
        Impairment of mineral
         properties and other        1.7       550.2         1.7       550.2
        Provision for
         depreciation,
         depletion and
         amortization                9.6         3.7        28.1        15.7
        Accretion of asset
         retirement obligations      0.6         0.1         1.6         0.4
        Stock-based
         compensation                0.3         1.1         4.7         3.4
        Provision for pension
         costs                       0.3         0.8         0.6         1.0
        Income taxes                (5.1)     (157.5)        8.7      (145.9)
      Changes in non-cash
       working capital and other
       accounts:
        Trade and other
         receivables                (1.8)        0.7        (2.9)        1.1
        Inventory                    1.6        (0.2)        1.7        (1.7)
        Other current assets        (0.6)        0.3        (5.3)        0.2
        Other assets                (1.5)        0.2        (2.3)       (1.3)
        Accounts payable, trade
         and other                   6.2         3.8         2.9         5.3
        Accrued and other
         liabilities                 3.7        (0.9)       (0.1)       (3.5)
        Other long-term
         liabilities                 5.0           -         5.0           -
      Reclamation expenditures      (1.1)       (1.3)       (4.2)       (4.4)
      Pension contributions            -           -        (2.7)       (0.6)
                               ----------------------  ----------------------
                                    25.4        26.7        86.1        73.5
                               ----------------------  ----------------------

    Cash flow from (used in)
     investing activities
      Capital expenditures         (21.0)       (6.8)      (43.8)      (30.1)
      Proceeds from sale of
       assets                          -         1.5           -         1.7
      Acquisitions (net of
       cash received of $0.7)          -           -      (118.9)          -
      Short-term investments       (12.0)      (17.7)      125.3       (38.7)
      Long-term investments          9.9        (5.3)      (18.9)        1.2
                               ----------------------  ----------------------
                                   (23.1)      (28.3)      (56.3)      (65.9)
                               ----------------------  ----------------------

    Cash flow from financing
     activities
      Repayment of loans            (0.3)          -        (2.1)
      Proceeds from issuance
       of share capital              0.1         0.1         6.8         3.4
                               ----------------------  ----------------------
                                    (0.2)        0.1         4.7         3.4
                               ----------------------  ----------------------

    Increase (decrease) in
     cash and cash equivalents       2.1        (1.5)       34.5        11.0
    Cash and cash equivalents,
     beginning of period            90.7        59.8        58.3        47.3
                               ----------------------  ----------------------
    Cash and cash equivalents,
     end of period             $    92.8   $    58.3   $    92.8   $    58.3
                               ----------------------  ----------------------
                               ----------------------  ----------------------
    Cash paid for income
     taxes                     $    15.5   $     4.0   $    43.4   $    19.8

    See accompanying notes to interim consolidated financial statements

    Meridian Gold Inc.
    Notes to Interim Consolidated Financial Statements (unaudited)
    Three months and twelve months ended December 31, 2006
    (In US dollars)

    1.  Basis of Presentation

        These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the
        Company's audited consolidated financial statements for the year ended December 31, 2005. The preparation of these financial statements is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2.

    2.  Changes in Accounting Policies and Presentation

        Silver Revenue and Refining Costs

        Commencing January 1, 2006, the Company began recognizing silver sales as part of its revenue due to the increase in silver ounces mined and the significant increase in silver's market price. The
        Company previously recognized silver sales as a by-product and reported its silver revenue as a credit to cost of sales. The Company has also changed its classification of refining cost from netting against revenue to including it in cost of sales. Commencing January
        1, 2006, both of these changes were adopted on a retroactive basis and revenue and cost of sales before depreciation, depletion and amortization for the three months and twelve months ended December
        31, 2005 have been increased by $13.7 million and $42.5 million, respectively, from the amounts previously reported. There was no impact on net earnings.

        Other

        Certain balance sheet amounts in the prior period have been reclassified to conform to presentation adopted in the current period.

    3.  Property Impairment

        At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project's current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.
        Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company uses its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.
        Based on this review, management determined additional impairment was not necessary as of December 31, 2006.

    4.  Reclamation Liability
        The continuity of the reclamation liability for the three months and twelve months ended December 31 is as follows:

                                Three Months Ended       Twelve Months Ended
                                       December 31               December 31
        (in millions of
         US dollars)             2006         2005         2006         2005
        ---------------------------------------------------------------------
        Balance, beginning
         of period              $35.5         $9.0        $25.3        $11.8
        Addition - acquisitions  (0.5)           -         11.6            -
        Addition - change in
         estimate                 1.6         17.4          1.6         17.4
        Accretion                 0.7          0.1          1.7          0.4
        Expenditures             (1.3)        (1.2)        (4.2)        (4.3)
        ---------------------------------------------------------------------
        Balance, end of
         period                 $36.0        $25.3        $36.0        $25.3
        ---------------------------------------------------------------------

    5.  Share Capital

        Shareholders' equity

                                                    December 31, December 31,
        (in millions of US dollars)                 2006         2005
        ---------------------------------------------------------------------
        Share capital                                    $402.0       $390.8
        Additional paid-in capital                          7.9          7.6
        Retained earnings (deficit)                      (117.8)      (166.4)
        Cumulative translation adjustment                  54.0         54.1
        ---------------------------------------------------------------------
        Total shareholders' equity                       $346.1       $286.1
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Outstanding share data

        As at December 31, 2006, 101,090,400 (December 31, 2005 -
        100,233,173) common shares were outstanding and stock options to purchase 827,497 shares held by directors and employees were outstanding with exercise prices ranging between US$2.25 and US$26.79 per share, of which options to purchase 609,870 shares were exercisable with expiry dates up to March 2016.

        Stock options and restricted shares

        The stock option activity for the three months and twelve months ended December 31 is illustrated in the tables below:

                                     Three Months Ended December 31
                                     2006                       2005
        ---------------------------------------------------------------------
                                          Weighted                  Weighted
                                          Average                   Average
                            Number of     Exercise    Number of     Exercise
                             Options       Price       Options       Price
                          ---------------------------------------------------
        Stock options
         outstanding at
         beginning of
         period               836,830       $13.31    1,569,491       $11.34
        Granted                     -         0.00       23,500        19.05
        Exercised              (5,999)       14.74       (1,000)        4.95
        Expired and/or
         cancelled             (3,334)       15.14      (34,510)       14.79
        ---------------------------------------------------------------------
        Stock options
         outstanding at end
         of period            827,497       $13.29    1,557,481       $11.38
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

                                     Twelve Months Ended December 31
                                     2006                       2005
        ---------------------------------------------------------------------
                                          Weighted                  Weighted
                                          Average                   Average
                            Number of     Exercise    Number of     Exercise
                             Options       Price       Options       Price
                          ---------------------------------------------------
        Stock options
         outstanding at
         beginning of
         period             1,557,481       $11.38    1,932,151        $9.28
        Granted                17,500        25.62      273,300        17.41
        Exercised            (726,157)        9.41     (546,359)        6.25
        Expired and/or
         cancelled            (21,327)       16.06     (101,611)       15.85
        ---------------------------------------------------------------------
        Stock options
         outstanding at end
         of period            827,497       $13.29    1,557,481       $11.38
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Exercisable stock
         options              609,870       $12.29    1,024,093        $9.57
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------
        Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years

        The fair value of stock options granted was calculated using the
        Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2006: dividend yield 0%, expected volatility of 50.0%, risk free interest rate of 4.6%, and expected lives of 5 years and with the following weighted average assumptions used for grants in 2005: dividend yield 0%, expected volatility of 56.3%, risk free interest rate of 3.5%, and expected lives of 5 years.

        During the three months and twelve months ended December 31, 2006, options to purchase 4,999 shares and 247,373 shares, respectively, were exercised that had a grant date after January 1, 2002, the date the Company adopted the fair value method of accounting for stock options granted. During the three months and twelve months ended
        December 31, 2006, the Company transferred less than $0.1 million and
        $1.8 million, respectively, from additional paid-in capital to share capital for the amount previously recorded as additional paid-in capital for the fair value of this stock-based compensation.

        During the twelve months ended December 31, 2006, the Company awarded
        144,804 restricted shares that had a grant date average fair value of
        $24.49 per share. During the twelve months ended December 31, 2005, the Company awarded 65,824 restricted shares that had a grant date average fair value of $16.52 per share, respectively. During the three months ended December 31, 2006 and 2005 there were no restricted shares awarded. Restricted shares issued to management typically vest one-third per year over 3 years. During 2006 the Board granted 50,000 restricted shares to the new chief executive officer of which one-third immediately vested and one-third vest in each of the next two years. Restricted shares issued to non-executive directors vest immediately and remain restricted until the board member retires or ceases to be a member of the Board.

    6.  Employee future benefits

        For the three months and twelve months ended December 31, 2006 the total net defined benefit expense of the Company's pension plan was
        $0.2 million and $0.7 million, respectively (2005 - $0.3 million for the three months and $0.5 million for the twelve months). During the three months and twelve months ended December 31, 2006, the Company contributed $2.8 million to the defined benefit plan.

    7.  Acquisitions

        During 2006, the Company acquired 100% of Minera Florida S.A.
        ("Minera Florida") for $100.0 million cash. The Company acquired control of Minera Florida effective as of July 1, 2006 and has according determined this to be the date of acquisition. The transaction completed on July 31, 2006 at which time the Company made a cash payment of $100.0 million from available cash reserves. The earnings of Minera Florida are included in the statement of operations commencing July 1, 2006. Imputed interest from July 1 to
        July 31 of $0.4 million offsets the cash payment for a net purchase price $99.6 million. Minera Florida owns a producing gold mine in
        Alhue, Chile.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

        Minera Florida
        As at July 1, 2006

        Current assets                               $      4.4
        Mineral property, plant and equipment             132.5
        Other long-term assets                              5.5
                                                    ------------
        Total assets acquired                             142.4
                                                    ------------
        Current liabilities                               (10.5)
        Long-term liabilities                             (32.3)
                                                    ------------
        Total liabilities assumed                         (42.8)
                                                    ------------
        Net assets acquired                          $     99.6
                                                    ------------
                                                    ------------

        The purchase price allocation for Minera Florida has not been finalized and may be adjusted in the future on completion of analysis of income tax balances.

        On September 22, 2006, the Company acquired 56.7% of Agua De La Falda
        S.A. ("ADLF") for $20.0 million cash. The earnings of ADLF are included in the statement of operations as of the date of
        acquisition. ADLF's properties are located 50 kilometers southeast of
        El Salvador in the Third Region of northern Chile and contains the
        Jeronimo deposit. Meridian Gold is required to prepare a feasibility study on the Jeronimo deposit.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

        Agua de la Falda
        As at September 22, 2006

        Current assets                               $      0.1
        Property, plant and equipment                      37.9
                                                    ------------
        Total assets acquired                              38.0
                                                    ------------
        Current liabilities                                (0.6)
        Long-term liabilities                              (2.1)
                                                    ------------
        Total liabilities assumed                          (2.7)
                                                    ------------
        Non-controlling interest                          (15.3)
                                                    ------------
        Net assets acquired                          $     20.0
                                                    ------------
                                                    ------------

    7.  Segments

        Each producing mine (El Penon and Minera Florida) is a reportable segment. Segment information is presented below:

        Three Months Ended
         December 31, 2006
        (in millions of                     Minera
         US dollars)         El Penon      Florida    All other       Totals
        ------------------------------ ------------ ------------ ------------
        Revenues           $     49.1   $     15.6   $      0.3   $     65.0
        Income before taxes      25.6          4.7   $    (13.9)        16.4
        Expenditures for
         segment capital
         assets                  16.6          2.0   $      2.3         20.9

        Twelve Months Ended
         December 31, 2006
        (in millions of                     Minera
         US dollars)         El Penon      Florida    All other       Totals
        ------------------------------ ------------ ------------ ------------
        Revenues           $    210.5   $     29.2   $      0.3   $    240.0
        Income before taxes     122.9          7.6        (36.3)        94.2
        Segment assets           94.0        128.1         54.0        276.1
        Expenditures for
         segment capital
         assets                  36.1          4.0          3.7         43.8

        As the Company only operated a single mine in 2005 no segment reporting is included for that period.

    8.  Capital leases

        Capital lease payments of Minera Florida are detailed as follows:

        (in millions of US dollars)
                                          As at
                                       December 31,
                     Year                  2006
        ----------------------------- -------------
        2006                            $      0.6
        2007                                   0.5
        2008                                   0.1
        -------------------------------------------
          Subtotal                             1.2
        Less interest (at 7.51%)              (0.1)
                                      -------------
          Total                                1.1
        Less current                          (0.6)
                                      -------------
        Long-term                       $      0.5
                                      -------------
                                      -------------

        Leased assets included in property, plant and equipment as at
        December 31, 2006 had a net book value of $1.7 million.

    9.  CEO transition costs

        Selling, General and Administrative and other expenses in the statement of operations for the three months and twelve months ended
        December 31, 2006 included $1.2 million and $5.1 million,
        respectively, in expenses related to incentive pay, restricted shares and option awards and pension costs associated with the retiring chief executive officer. Also in 2006, the Company recorded $1.6 million for employment costs associated with the hiring of the new chief executive officer.

    10. Legal claims

        The Company is exposed to certain other contingent liabilities or claims incident to the ordinary course of business. Although the outcome of these matters is not determinable at this time, the
        Company believes none of these claims will have a material adverse effect on the Company's financial position or results of operations.
    >>
    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
investorrelations(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 18:27e 22-FEB-07